UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Iteris, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

46564T107
(CUSIP Number)

January 26, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46564T107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Samjo Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,525,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,525,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,525,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	46564T107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Samjo Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,525,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,525,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,525,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No.	46564T107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew N. Wiener

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

9,000

6.	SHARED VOTING POWER

2,525,000

7.	SOLE DISPOSITIVE POWER

9,000

8.	SHARED DISPOSITIVE POWER

2,525,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,534,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	46564T107

Item 1.	(a).	Name of Issuer:

Iteris, Inc.

(b).	Address of issuer’s principal executive offices:

1250 S. Capital of Texas Hwy., Building 1, Suite 330 Austin, Texas 78746

Item 2.	(a).	Name of person filing:

This statement is filed by:
		(i)	Samjo Capital, LLC, a Delaware limited liability company (“Samjo Capital”);

		(ii)	Samjo Management, LLC, a Delaware limited liability company (“Samjo Management”); and
		(iii)	Andrew N. Wiener, an individual (collectively with Samjo Capital and Samjo Management, the “Reporting Persons”).

(b).	Address or principal business office or, if none, residence:

The address of the principal office of the Reporting Persons is: 599 Lexington Avenue, 27th Floor, New York, NY 10022

(c).	Citizenship:

Samjo Capital and Samjo Management are Delaware limited liability companies. Mr. Wiener is a U.S. Citizen.

(d).	Title of class of securities:

Common Stock, $0.10 par value

(e).	CUSIP No.:

46564T107

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

Not Applicable

CUSIP No.	46564T107

Item 4.	Ownership.

(a)	Amount beneficially owned:

Samjo Capital is the beneficial owner of 2,525,000 shares of Common Stock, par value $0.01 (“Common Stock”).

Samjo Management is the beneficial owner of 2,525,000 shares of Common Stock.

Andrew N. Wiener is the beneficial owner of 2,534,000 shares of Common Stock.

(b)	Percent of class:

Samjo Capital beneficially owns 6.0% of the Issuer’s Common Stock.

Samjo Management beneficially owns 6.0% of the Issuer’s Common Stock.

Andrew N. Wiener beneficially owns 6.0% of the Issuer’s Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

	Samjo Capital	0

	Samjo Management	0

	Andrew N. Wiener	9,000

(i)	Shared power to vote or to direct the vote

	Samjo Capital	2,525,000

	Samjo Management	2,525,000

	Andrew N. Wiener	2,525,000

(i)	Sole power to dispose or to direct the disposition of

	Samjo Capital	0

	Samjo Management	0

	Andrew N. Wiener	9,000

(i)	Shared power to dispose or to direct the disposition of

	Samjo Capital	2,525,000

	Samjo Management	2,525,000

	Andrew N. Wiener	2,525,000

In addition to his role as the sole Managing Member of Samjo Capital and Samjo Management, Mr. Wiener is also one of the portfolio managers of the CPA Samjo Investment Program ("SI") employed by Cowen Prime Advisors LLC ("CPA"). The clients of Samjo Management and Samjo Capital employ investment strategies that are similar to those employed in the CPA SI program. Samjo Capital, Samjo Management and their clients are not affiliated with CPA and Mr. Wiener does not have beneficial ownership over the shares held in the CPA SI program except for shares held in accounts owned by Mr. Wiener and his immediate family members. As a result, Samjo Capital and Samjo Management do not make joint filings with respect to any shares of the issuer held by any CPA clients except with respect to shares held in accounts owned by Mr. Wiener and his immediate family members. To the best of Samjo Capital's, Samjo Management's and Mr. Wiener's knowledge and belief, CPA reports the ownership of shares by such CPA clients separately to the extent required and is identified as the reporting person.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]*.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this Schedule 13G are owned by advisory clients of Samjo Capital and/or its related persons' proprietary accounts. None of the advisory clients and/or related persons' proprietary accounts individually owns more than 5% of the outstanding Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibit: Joint Acquisition Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2022
(Date)

SAMJO CAPITAL, LLC

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener, Managing Member
(Name/Title)

February 4, 2022
(Date)

SAMJO MANAGEMENT, LLC

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener, Managing Member
(Name/Title)

February 4, 2022
(Date)

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

February 4, 2022
(Date)

SAMJO CAPITAL, LLC

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener, Managing Member
(Name/Title)

February 4, 2022
(Date)

SAMJO MANAGEMENT, LLC

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener, Managing Member
(Name/Title)

February 4, 2022
(Date)

/s/ Andrew N. Wiener
(Signature)

Andrew N. Wiener, Managing Member
(Name/Title)